GOLDCORP COMPLETES SALE OF ITS 21% MINORITY INTEREST IN THE SAN NICOLAS COPPER-ZINC PROJECT

Vancouver, October 18, 2017 — GOLDCORP INC. **(TSX: G, NYSE: GG)** ("Goldcorp") today announced the completion of the previously announced sale of its 21% minority interest in the San Nicolas copper-zinc project, located in Zacatecas, Mexico to Teck Resources Limited for cash consideration of $50 million. The closing follows receipt of Mexican anti-trust approval and the satisfaction of closing conditions customary in a transaction of this nature.

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INVESTOR CONTACT	MEDIA CONTACT
Etienne Morin	Christine Marks
Director, Investor Relations	Director, Corporate Communications
Telephone: (800) 567-6223	Telephone: (604) 696-3050
E-mail: info@goldcorp.com	E-mail: media@goldcorp.com